Exhibit 99.1

Agria Notified by NYSE of Non-Compliance With Minimum Average Market
Capitalization and Stockholders’ Equity Standard

HONG KONG—August 8, 2016 -- Agria Corporation (NYSE: GRO) (the “Company” or “Agria”), a global agriculture company, today announced that, on July 7, 2016, the Company was notified by the New York Stock Exchange (“NYSE”) that the Company is not in compliance with the NYSE minimum average market capitalization and stockholders’ equity continued listing standard, in addition to being below compliance with the NYSE minimum average closing share price standard, as reported on June 13, 2016. The NYSE requires that a listed company’s average market capitalization be not less than $50 million over a consecutive 30 trading-day period and its stockholders’ equity be not less than $50 million.

Under the NYSE listing rules applicable to foreign private issuers, the Company has 90 days from the receipt of the notice to submit a business plan that demonstrates how it intends to regain compliance with this continued listed standard within 18 months of the receipt of the notice. The Company intends to develop and submit to the NYSE such a business plan within the 90-day period. If the NYSE does not accept the business plan, the NYSE will initiate suspension and delisting procedures. If the NYSE accepts the business plan it will monitor the Company on a quarterly basis for compliance with the business plan. During this period, the Company’s ordinary shares will continue to be listed on the NYSE and traded as usual subject to compliance with other NYSE listing requirements.

About Agria Corporation

Agria (NYSE: GRO) is a global agricultural company with three principal business segments: Seed and Grain; Crop Protection, Nutrients and Merchandise; and Rural Services. The Seed and Grain segment is engaged in research and development, production and sale of a broad range of seed products and trading of seed and grain products globally. The Crop Protection, Nutrients and Merchandise segment operates an extensive chain of retail stores that supply farm input materials. The Rural Services segment provides livestock trading, wool trading, irrigation and pumping, real estate agency and other agriservices. For more information about Agria Corporation, please visit www.agriacorp.com.

Safe Harbor Statement:

This announcement contains forward-looking statements. These statements, including the management’s commentary, are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Agria may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission on Forms 20-F and 6-K, etc., in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Agria’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, those risks outlined in Agria's filings with the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date of this announcement unless otherwise stated and Agria does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For more information, please contact:

The Blueshirt Group

Asia

Gary Dvorchak, CFA

Phone (China): +86 (138) 1079-1480

Email: gary@blueshirtgroup.com

United States

Ralph Fong

Phone: +1 (415) 489-2195

Email: ralph@blueshirtgroup.com

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